     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 31, 1995
                                                      REGISTRATION NO. 33-
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------

                               OFFICE DEPOT, INC.
             (Exact name of registrant as specified in its charter)

                     DELAWARE                                           59-2663954
          (State or other jurisdiction of                            (I.R.S. Employer
          incorporation or organization)                            Identification No.)

                            2200 OLD GERMANTOWN ROAD
                          DELRAY BEACH, FLORIDA 33445
                                 (407) 278-4800
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                               BARRY J. GOLDSTEIN
              EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                            2200 OLD GERMANTOWN ROAD
                          DELRAY BEACH, FLORIDA 33445
                                 (407) 265-4237
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                             ---------------------
                                   COPIES TO:

             WILLARD G. FRAUMANN, P.C.                             HOWARD G. GODWIN, JR.
                 KIRKLAND & ELLIS                                      BROWN & WOOD
              200 EAST RANDOLPH DRIVE                             ONE WORLD TRADE CENTER
              CHICAGO, ILLINOIS 60601                            NEW YORK, NEW YORK 10048
                  (312) 861-2038                                      (212) 839-5381

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. / /

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act of 1933, please check the following box. / /
                             ---------------------
                        CALCULATION OF REGISTRATION FEE

- --------------------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------------------
                                                      PROPOSED MAXIMUM    PROPOSED MAXIMUM       AMOUNT OF
    TITLE OF EACH CLASS OF           AMOUNT TO BE      OFFERING PRICE        AGGREGATE          REGISTRATION
  SECURITIES TO BE REGISTERED         REGISTERED          PER SHARE        OFFERING PRICE           FEE
- --------------------------------------------------------------------------------------------------------------
Common Stock $.01 par value per
  share........................    17,825,000 shares     $27.5625(1)     $491,301,562.50(1)     $169,415.52
- --------------------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------------------

(1) Estimated in accordance with Rule 457(c) solely for the purpose of determining the registration fee.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                EXPLANATORY NOTE

     This Registration Statement contains two forms of prospectus, one to be used in connection with a United States offering (the "U.S. Prospectus") and one to be used in a concurrent international offering (the "International Prospectus"). The two prospectuses will be identical in all respects except for the front cover page, the section entitled "Certain United States Federal Tax Considerations," the section entitled "Underwriting" and the outside back cover page.

     The form of the U.S. Prospectus is included herein and the form of the front cover page, "Certain United States Federal Tax Considerations" section, "Underwriting" section and outside back cover page of the International Prospectus are included following the back cover page of the U.S. Prospectus.

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                             SUBJECT TO COMPLETION

                   PRELIMINARY PROSPECTUS DATED JULY 31, 1995

PROSPECTUS

                              15,500,000 SHARES
                             [OFFICE DEPOT LOGO]
                                 COMMON STOCK
                            ---------------------

     Of the 15,500,000 shares of Common Stock of Office Depot, Inc. (the "Company") offered hereby, 2,000,000 shares are being sold by the Company and 13,500,000 shares are being sold by the Selling Stockholder. The Company will not receive any of the proceeds from the sale of the shares of Common Stock by the Selling Stockholder. See "Underwriting" and "Selling Stockholder."

     Of the 15,500,000 shares of Common Stock offered, 12,400,000 shares are being offered initially within the United States and Canada by the U.S. Underwriters and 3,100,000 shares are being offered in a concurrent offering outside the United States and Canada by the International Managers. The price to the public and aggregate underwriting discount per share are identical for both Offerings. See "Underwriting."

     The Common Stock is listed on the New York Stock Exchange under the symbol "ODP." On July 28, 1995, the closing sale price of the Common Stock on the New York Stock Exchange was $30 3/4 per share.

                             ---------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
 AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
  THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
   COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
     PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

- --------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------
                                                                                    PROCEEDS TO
                                      PRICE TO      UNDERWRITING    PROCEEDS TO       SELLING
                                       PUBLIC       DISCOUNT(1)      COMPANY(2)    STOCKHOLDER(2)
- --------------------------------------------------------------------------------------------------
Per Share.........................        $              $               $               $
- --------------------------------------------------------------------------------------------------
Total(3)..........................        $              $               $               $
- --------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------

(1) The Company and the Selling Stockholder have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) The Company has agreed to pay the expenses of the Offerings, which are estimated to be approximately $450,000.

(3) The Company has granted the U.S. Underwriters and the International Managers 30-day options to purchase from the Company up to 1,860,000 and 465,000 additional shares of Common Stock, respectively, solely to cover over-allotments, if any. If such options are exercised in full, the total Price to Public, Underwriting Discount and Proceeds to Company will be
     $       , $       and $       , respectively. See "Underwriting."

                             ---------------------

     The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that
delivery of the shares will be made in New York, New York on or about August   ,
1995.

                             ---------------------

MERRILL LYNCH & CO.
        GOLDMAN, SACHS & CO.
                PRUDENTIAL SECURITIES INCORPORATED
                        THE ROBINSON-HUMPHREY COMPANY, INC.
                             ---------------------

                The date of this Prospectus is August   , 1995.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such material may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission: 7 World Trade Center, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Reports, proxy statements and other information concerning the Company can also be inspected at the offices of the New York Stock Exchange, Inc., 11 Wall Street, New York, New York 10005.

     The Company has filed with the Commission a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Common Stock being offered pursuant to this Prospectus. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents, which have been filed by the Company with the Commission, are incorporated herein by reference:

        1. Annual Report on Form 10-K for the fiscal year ended December 31,
         1994.

        2. Quarterly Reports on Form 10-Q for the fiscal quarters ended April 1, 1995 and July 1, 1995.

        3. Current Report on Form 8-K dated January 16, 1995.

        4. The description of Common Stock contained in the Company's registration statement filed pursuant to the Exchange Act, and any amendment or report filed for the purpose of updating such description.

     All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the sale of the shares offered hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents which have been or may be incorporated by reference in this Prospectus, other than exhibits to such documents not specifically described above. Requests for such documents should be directed to Office Depot, Inc., 2200 Old Germantown Road, Delray Beach, Florida 33445, telephone (407) 278-4800, attention: Investor Relations.

     IN CONNECTION WITH THE OFFERINGS, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

     The following is qualified by the detailed summary information and financial statements (including the notes thereto) included elsewhere or incorporated by reference in this Prospectus. Unless otherwise indicated, all information in this Prospectus assumes that the Underwriters' over-allotment options are not exercised.

                                  THE COMPANY

     Office Depot, Inc., through its Retail Division, operates the largest chain of high-volume retail office supply stores in North America. Through its Business Services Division, the Company provides delivery services to small- and medium-size businesses and is a full-service contract stationer for medium- and large-size businesses throughout the United States. In fiscal 1994, the Company had sales of $4.3 billion and net earnings of $105 million and achieved compound annual growth rates in sales and net earnings of 41% and 57%, respectively, from fiscal 1990 through fiscal 1994. This growth has resulted principally from the opening and acquisition of new stores, comparable store sales increases averaging 19% per year, growth in the Company's Business Services Division and operating margin enhancement.

     The Company began its operations in 1986 with its first retail store. Currently, it operates 427 stores in 35 states and the District of Columbia and 23 stores in five Canadian provinces. These stores sell high-quality, brand-name office products at significant discounts primarily to small- and medium-size businesses. The Company's stores utilize a "warehouse" format and carry a wide selection of merchandise, including general office supplies, business machines and computers, office furniture and other business-related products.

     The Company's business strategy for its retail stores is to enhance the sales and profitability of its existing stores and to add new stores in locations where the Company can establish a significant market presence. Through expansion, the Company seeks to increase efficiencies in operations, purchasing, marketing and management. The Company opened 29 new stores during the first half of 1995 and intends to continue its rapid growth by opening 40 to 50 additional new stores during the remainder of 1995 and opening approximately 80 new stores in 1996. The Company's retail merchandising strategy is to offer customers a wide selection of brand-name office products at everyday low prices. The Company is able to maintain its competitive pricing policy primarily as a result of the significant cost efficiencies achieved through its operating format and purchasing power.

     The Company's Business Services Division was formed in 1994 and provides delivery services to small-and medium-size businesses and full-service contract stationer services to medium- and large-size businesses. The delivery services are currently provided through 24 customer service centers (delivery centers and contract stationer warehouses) and certain retail stores. The Company's nationwide full-service contract stationer business, built primarily through the acquisition of eight contract stationers since 1993, provides next-day delivery of office products as well as value-added services for medium- and large-size businesses. This Division's sales exceeded $950 million in 1994.

     The Company's strategy for its Business Services Division is to build an integrated national operation to provide delivery services to small- and medium-size businesses and to increase its penetration in new and existing markets for its full service contract stationer business. The Company also seeks to continue to enhance its operating margins in this Division primarily through the conversion of businesses acquired by the Company into a national network of facilities providing high-level customer service. The Company is in the process of combining the operations of its 24 customer service centers, as well as the delivery functions at the retail stores. The integration of these operations is expected to be substantially completed by early 1996. During the first half of 1995, the Company replaced six customer service centers. During the remainder of 1995, the Company plans to replace four of its customer service centers with larger, more efficient facilities, close three customer service centers, and add two new customer service centers.

     In addition to the Company's core business focus and expansion opportunities, the Company is also developing and testing new growth concepts including the following:

     - International -- Retail office supply stores operated under the Office Depot(R) name abroad, either through joint ventures or licensing arrangements. Beginning in 1994, a total of five such stores have been opened in Colombia, Israel and Mexico, and the Company expects additional stores to be opened in Colombia, Israel and Poland by year-end 1995 and in France by mid-1996.

     - Images(TM) -- Retail facilities which provide a range of business services including graphic design, printing, copying, shipping and fulfillment services in either a free standing facility or one adjacent to an Office Depot(R) retail store. One Images(TM) unit is currently open in south Florida, and two more openings are planned during the remainder of 1995.

     - Office Depot(R) "Megastores" -- 45,000 - 50,000 square foot Office Depot(R) retail stores with expanded assortments of furniture, computer software and accessories and general office supplies. The first megastore will open in August in Las Vegas. Additional megastore openings are planned for the fourth quarter of 1995, when the Company enters the New York metropolitan market.

     - Furniture Stores -- 15,000 - 20,000 square foot office furniture stores, either free standing or adjacent to an Office Depot(R) store, which offer a broad line of office furniture, office accessories and design services. The Company plans to open its first store in Texas in the fourth quarter of 1995.

     - Uptime Services -- Providers of a variety of technology support services which complement the Company's computer and business machine offerings, including on-site installation (at home or office), computer rentals and training, software support and product protection. The Company began offering these services to both United States and Canadian customers in July 1995.

                                 THE OFFERINGS

     Of the Common Stock offered, 12,400,000 shares are initially being offered hereby in the United States and Canada (the "U.S. Offering") by the U.S. Underwriters (as defined herein), and 3,100,000 shares are initially being offered concurrently outside the United States and Canada (the "International Offering" and, together with the U.S. Offering, the "Offerings") by the International Managers (as defined herein).

Total number of shares of Common Stock offered... 15,500,000 shares
  By the Company:
     U.S. Offering............................... 1,600,000 shares
     International Offering...................... 400,000 shares
                                                  -------------------
          Total.................................. 2,000,000 shares
  By the Selling Stockholder:
     U.S. Offering............................... 10,800,000 shares
     International Offering...................... 2,700,000 shares
                                                  -------------------
          Total.................................. 13,500,000 shares
Common Stock outstanding after the
  Offerings(1)................................... 152,306,766 shares
NYSE symbol...................................... ODP
Use of Proceeds to the Company................... To reduce borrowings outstanding under the
                                                  Company's revolving credit facility and, in
                                                  the event the proceeds exceed the amount
                                                  outstanding thereunder, to finance new
                                                  store openings, the opening of new customer
                                                  service centers and related working capital
                                                  requirements.

- ---------------

(1) Excludes 12,662,712 shares reserved for issuance upon the exercise of outstanding stock options and 16,571,975 shares reserved for issuance under the Liquid Yield Option Notes issued by the Company.

                          RELATIONSHIP WITH CARREFOUR

     Carrefour S.A. ("Carrefour"), through Fourcar B.V. (the "Selling Stockholder"), an indirect, wholly-owned subsidiary of Carrefour, owns 22,692,600 shares of Common Stock of the Company (approximately 15% of the issued and outstanding shares). Following the completion of the Offerings, the Selling Stockholder will own 9,192,600 shares of the Common Stock of the Company (approximately 6% of the issued and outstanding shares). Carrefour, through a wholly-owned subsidiary, initially acquired 8,100,000 shares of the Common Stock of the Company in June 1989 from the Company and subsequently purchased 6,435,000 additional shares in April 1991 from the Company. Additional shares have been purchased in the open market. See "Description of Common
Stock -- Registration Rights." The Selling Stockholder has had one representative on the Board of Directors of the Company since its initial Common Stock acquisition in 1989.

     In June 1995, the Company entered into a joint venture agreement with Carrefour to own and operate retail office supply stores in France using a format similar to that utilized by the Company in its U.S. stores. The joint venture is owned 50% by Carrefour and 50% by the Company. The joint venture currently plans to open its first store in France in mid-1996.

                             SUMMARY FINANCIAL DATA

     Set forth below are summary consolidated financial data for the Company as of and for the periods indicated. The following information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Company's Consolidated Financial Statements and Notes thereto, and other financial information appearing elsewhere or incorporated by reference in this Prospectus.

                                        26 WEEKS ENDED                    FISCAL YEAR ENDED(1)
                                    -----------------------   ---------------------------------------------
                                     JULY 1,      JUNE 25,    DECEMBER 31,    DECEMBER 25,    DECEMBER 26,
                                       1995         1994          1994            1993            1992
                                    ----------   ----------   -------------   -------------   -------------
                                         (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND STATISTICAL DATA)
STATEMENTS OF EARNINGS DATA:
Sales.............................  $2,551,622   $1,966,072    $ 4,266,199     $ 2,836,787     $ 1,962,953
Gross profit......................     576,633      452,537        982,701         651,642         450,649
Store and warehouse operating and
  selling expenses................     382,405      302,660        642,572         423,272         301,743
Pre-opening expenses..............       6,164        3,232         11,990           9,073           7,453
General and administrative
  expenses........................      73,264       60,799        129,825          95,034          69,549
Amortization of goodwill..........       2,592        2,537          5,288           1,617              49
Operating profit..................     112,208       83,309        193,026         122,646          71,855
Earnings before income taxes and
  extraordinary credit(2).........     100,577       76,075        178,930         115,950          70,590
Net earnings(2)...................      59,892       45,355        104,957          70,832          46,641
Net earnings per share(2).........         .39          .30            .69             .48             .33

STATISTICAL DATA:
Facilities open at end of period:
  Stores..........................         448          368            420             351             284
  Customer service centers........          24           24             24              23              13
Comparable store sales
  increases(3)....................          19%          31%            27%             26%             15%

                                                                             JULY 1, 1995
                                                                      ---------------------------
                                                                        ACTUAL     AS ADJUSTED(4)
                                                                      ----------   --------------
BALANCE SHEET DATA:
Working capital.....................................................  $  674,459     $  674,459
Total assets........................................................   2,056,686      2,056,686
Long-term debt(5)...................................................     578,589        519,691
Common stockholders' equity.........................................     788,656        847,554

- ---------------

(1) Fifty-two week years except for 1994, which was a fifty-three week year.
(2) Net earnings for the fiscal year ended December 26, 1992 includes an extraordinary credit of $1,396,000 representing the benefit derived from the utilization of a net operating loss carryforward.
(3) Comparable store sales include the sales of a store beginning on the first day of the 53rd week of its operation.
(4) The As Adjusted balance sheet data give effect to the issuance of the shares of Common Stock offered by the Company in the Offerings. See "Capitalization" and "Use of Proceeds."
(5) Excludes current maturities.

                                USE OF PROCEEDS

     The Company will receive approximately $58,897,500 (or, if the over-allotment options are exercised in full, $127,889,000) from the sale of the 2,000,000 shares (or, if the over-allotment options are exercised in full, 4,325,000 shares) of Common Stock by the Company after deduction of the underwriting discount and estimated expenses payable by the Company in connection with the Offerings and assuming an offering price of $30.75 per share. The proceeds will be used to reduce borrowings outstanding under an amended and restated credit agreement, dated as of June 30, 1995 (the "Credit Agreement"), between the Company, its principal bank and a syndicate of commercial banks, which provides the Company with a $300,000,000 working capital credit facility. As of July 1, 1995, borrowings of $191,430,000 were outstanding under the Credit Agreement. Borrowings outstanding under the Credit Agreement bear interest, at the Company's option, at .3125% over the applicable LIBOR rate, 1.75% over the Federal Funds rate, at a base rate linked to the prime rate or at a competitive bid rate. The Company must also pay a fee of .1875% per annum on the total credit facility. The credit facility expires in June 2000.

     The excess (if any) of the net proceeds to the Company from the Offerings over the balance outstanding under the Credit Agreement, along with funds anticipated to be generated from operations and funds borrowed under the Credit Agreement, will be used to finance the Company's new store openings, the opening of new customer service centers and related working capital requirements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "The Company -- Expansion Program."

                     COMMON STOCK PRICE RANGE AND DIVIDENDS

     The Common Stock of the Company is listed on the New York Stock Exchange under the symbol "ODP." The following table sets forth, as quoted on the New York Stock Exchange Composite Tape, as adjusted to reflect a three-for-two stock split in May 1993 and a three-for-two stock split in June 1994, the high and low sale prices of the Common Stock for the periods indicated.

                                FISCAL YEAR                                   HIGH       LOW
- ---------------------------------------------------------------------------  -------   -------
1993
First Quarter..............................................................  $16.781   $11.885
Second Quarter.............................................................   18.500    13.781
Third Quarter..............................................................   22.583    16.917
Fourth Quarter.............................................................   23.917    21.083

1994
First Quarter..............................................................   26.500    22.000
Second Quarter.............................................................   25.750    20.500
Third Quarter..............................................................   26.500    18.875
Fourth Quarter.............................................................   27.000    21.625

1995
First Quarter..............................................................   26.250    22.750
Second Quarter.............................................................   29.500    20.875
Third Quarter (through July 28)............................................   31.750    27.000

     On July 28, 1995, the last sale price of the Common Stock as reported on the New York Stock Exchange was $30.75 per share. As of July 27, 1995, there were 3,752 holders of record of Common Stock.

     The Company has never declared or paid cash dividends on its Common Stock and does not currently intend to pay cash dividends in the foreseeable future. Earnings and other cash resources of the Company will be used to continue the expansion of the Company's business.

                                 CAPITALIZATION

     The following table sets forth the short-term debt and capitalization of the Company as of July 1, 1995 and as adjusted to give effect to the sale of 2,000,000 shares of Common Stock offered by the Company in the Offerings at an assumed offering price of $30.75 per share and the use of proceeds to reduce borrowings under the Company's revolving credit facility. This table should be read in conjunction with the audited and unaudited Consolidated Financial Statements of the Company and the Notes thereto, incorporated herein by reference.

                                                                             JULY 1, 1995
                                                                      ---------------------------
                                                                        ACTUAL     AS ADJUSTED(1)
                                                                      ----------   --------------
                                                                            (IN THOUSANDS)
Short-term debt, consisting of current portion of long-term debt....  $      778     $      778
                                                                       =========    ===========

Long-term debt, less current maturities.............................  $  204,233     $  145,335
Zero coupon, convertible, subordinated notes........................     374,356        374,356
                                                                      ----------   --------------
          Total long-term debt......................................     578,589        519,691
Common stockholders' equity:
  Common stock, authorized 400,000,000 shares of $.01 par value per share; issued 152,343,395 shares, 154,343,395 shares, as
     adjusted(2)....................................................       1,523          1,543
  Additional paid-in capital........................................     465,510        524,388
  Foreign currency translation adjustment...........................      (2,203)       (2,203)
  Retained earnings.................................................     325,576        325,576
  Less: 2,163,447 shares of treasury stock..........................      (1,750)       (1,750)
                                                                      ----------   --------------
          Total common stockholders' equity.........................     788,656        847,554
                                                                      ----------   --------------
          Total capitalization......................................  $1,367,245     $1,367,245
                                                                       =========    ===========

- ---------------

(1) The As Adjusted data give effect to the issuance of the shares of Common Stock offered by the Company in the Offerings. See "Use of Proceeds."
(2) Excludes 12,662,712 shares reserved for issuance upon the exercise of outstanding stock options and 16,571,975 shares reserved for issuance under the Liquid Yield Option Notes issued by the Company.

                            SELECTED FINANCIAL DATA

    The financial data in the following table are qualified in their entirety by, and should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Company's Consolidated Financial Statements and Notes thereto, and other financial information appearing elsewhere in this Prospectus or incorporated by reference herein. The statements of earnings data for the years ended December 1994, 1993, 1992 and 1991 and the balance sheet data as of December 1994, 1993 and 1992 have been derived from audited financial statements of the Company. The statement of earnings data for the year ended December 1990 and the balance sheet data as of December 1991 and 1990 have been derived from audited financial statements of the Company and adjusted to retroactively include the effects of the poolings of interests which occurred in 1994. The statements of earnings data for the 26 week periods ended July 1, 1995 and June 25, 1994 and the balance sheet data as of July 1, 1995 have been derived from unaudited interim financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of results of operations and financial position have been included in the aforementioned unaudited interim financial statements. The results of operations for the 26 weeks ended July 1, 1995 are not necessarily indicative of results to be expected for the full year.

                                   26 WEEKS ENDED                                  FISCAL YEAR ENDED(1)
                               -----------------------   ------------------------------------------------------------------------
                                JULY 1,      JUNE 25,    DECEMBER 31,   DECEMBER 25,   DECEMBER 26,   DECEMBER 28,   DECEMBER 29,
                                  1995         1994          1994           1993           1992           1991           1990
                               ----------   ----------   ------------   ------------   ------------   ------------   ------------
                                                 (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND STATISTICAL DATA)
STATEMENTS OF EARNINGS DATA:
Sales........................  $2,551,622   $1,966,072    $4,266,199     $2,836,787     $1,962,953     $1,497,882     $1,087,455
Cost of goods sold and
  occupancy costs............   1,974,989    1,513,535     3,283,498      2,185,145      1,512,304      1,152,766        836,714
                               ----------   ----------   ------------   ------------   ------------   ------------   ------------
  Gross profit...............     576,633      452,537       982,701        651,642        450,649        345,116        250,741
Store and warehouse operating
  and selling expenses.......     382,405      302,660       642,572        423,272        301,743        240,572        174,369
Pre-opening expenses.........       6,164        3,232        11,990          9,073          7,453          7,774          8,838
General and administrative
  expenses...................      73,264       60,799       129,825         95,034         69,549         52,076         41,286
Amortization of goodwill.....       2,592        2,537         5,288          1,617             49             --             --
                               ----------   ----------   ------------   ------------   ------------   ------------   ------------
  Operating profit...........     112,208       83,309       193,026        122,646         71,855         44,694         26,248
Interest income..............         132        2,311         4,000          4,626          1,393            280            871
Interest expense.............     (11,763)      (9,545)      (18,096)       (11,322)        (2,658)        (3,992)        (2,698)
Merger costs.................          --           --            --             --             --         (8,950)            --
                               ----------   ----------   ------------   ------------   ------------   ------------   ------------
  Earnings before income
    taxes and extraordinary
    credit(2)................     100,577       76,075       178,930        115,950         70,590         32,032         24,421
Income taxes.................      40,685       30,720        73,973         45,118         25,345         13,246          8,035
                               ----------   ----------   ------------   ------------   ------------   ------------   ------------
  Earnings before
    extraordinary
    credit(2)................      59,892       45,355       104,957         70,832         45,245         18,786         16,386
  Extraordinary credit(3)....          --           --            --             --          1,396            614          1,063
                               ----------   ----------   ------------   ------------   ------------   ------------   ------------
  Net earnings(2)............  $   59,892   $   45,355    $  104,957     $   70,832     $   46,641     $   19,400     $   17,449
                                =========    =========    ==========     ==========     ==========     ==========     ==========
PER COMMON SHARE:
  Earnings before
    extraordinary
    credit(2)................  $      .39   $      .30    $      .69     $      .48     $      .32     $      .15     $      .14
  Extraordinary credit(3)....          --           --            --             --            .01             --            .01
                               ----------   ----------   ------------   ------------   ------------   ------------   ------------
  Net earnings(2)............  $      .39   $      .30    $      .69     $      .48     $      .33     $      .15     $      .15
                                =========    =========    ==========     ==========     ==========     ==========     ==========
  Dividends..................          --           --            --             --             --             --             --
STATISTICAL DATA:
Facilities open at end of
  period:
  Stores.....................         448          368           420            351            284            228            173
  Customer service centers...          24           24            24             23             13             10             10
Comparable store sales
  increases(4)...............          19%          31%           27%            26%            15%             7%            13%

                                JULY 1,                  DECEMBER 31,   DECEMBER 25,   DECEMBER 26,   DECEMBER 28,   DECEMBER 29,
                                  1995                       1994           1993           1992           1991           1990
                               ----------                ------------   ------------   ------------   ------------   ------------
BALANCE SHEET DATA:
Working capital..............  $  674,459                 $  487,333     $  471,114     $  386,426     $  203,326     $   95,817
Total assets.................   2,056,686                  1,903,983      1,531,092        908,585        607,938        401,135
Long-term debt(5)............     578,589                    393,800        367,602        158,313          9,259         24,889
Common stockholders'
  equity.....................     788,656                    715,271        590,284        413,907        331,699        167,301

- ---------------

(1) Fifty-two week years except for 1994, which was a fifty-three week year.
(2) Includes effect of $8,950,000 of merger costs in 1991.
(3) The extraordinary credit represents the benefit derived from the utilization of a net operating loss carryforward.
(4) Comparable store sales include the sales of a store beginning on the first day of the 53rd week of its operation. The comparable store sales for 1990 of 13% are not adjusted for the Office Club stores acquired and accounted for on a pooling of interests basis in 1991. The Office Club stores had 1990 comparable store sales increases of 21%.
(5) Excludes current maturities.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

GENERAL

     The Company operates on a 52 or 53 week fiscal year ending on the last Saturday in December. The fiscal years for the financial statements discussed below were comprised of the 53 weeks ended December 31, 1994 and the 52 weeks ended December 25, 1993 and December 26, 1992.

     The Company's results are impacted by the costs incurred in connection with its aggressive schedule for opening new stores and customer service centers. Pre-opening expenses are charged to earnings as incurred. Corporate general and administrative expenses are also incurred in anticipation of store and customer service center openings. As the Company's store and customer service center base and sales volume continues to grow, the Company expects that the adverse impact on profitability from openings will decrease as expenses incurred prior to openings will represent a declining percentage of total sales.

RESULTS OF OPERATIONS

     The following table sets forth certain items expressed as a percentage of sales for the periods indicated.

                                                                       26 WEEKS
                                                                        ENDED                 FISCAL YEAR ENDED
                                                                   ------------------   ------------------------------
                                                                   JULY 1,   JUNE 25,   DEC. 31,   DEC. 25,   DEC. 26,
                                                                    1995       1994       1994       1993       1992
                                                                   -------   --------   --------   --------   --------
Sales............................................................   100.0%     100.0%     100.0%     100.0%     100.0%
Cost of goods sold and occupancy costs...........................    77.4       77.0       77.0       77.0       77.0
                                                                   -------   --------   --------   --------   --------
  Gross profit...................................................    22.6       23.0       23.0       23.0       23.0
Store and warehouse operating and selling expenses...............    15.0       15.4       15.1       14.9       15.4
Pre-opening expenses.............................................     0.2        0.2        0.3        0.3        0.4
General and administrative expenses..............................     2.9        3.1        3.0        3.4        3.5
Amortization of goodwill.........................................     0.1        0.1        0.1        0.1        0.0
                                                                   -------   --------   --------   --------   --------
  Operating profit...............................................     4.4%       4.2%       4.5%       4.3%       3.7%
                                                                    =====    =======    =======    =======    =======

 TWENTY-SIX WEEKS ENDED JULY 1, 1995 COMPARED WITH TWENTY-SIX WEEKS ENDED JUNE 25, 1994

     Sales. Sales increased 30% to $1,200,410,000 in the second quarter of 1995 from $924,676,000 in the second quarter of 1994 and to $2,551,622,000 for the first six months of 1995 from $1,966,072,000 for the first six months of 1994, an increase of 30%. Comparable store sales increased 18% for the second quarter and 19% for the first six months of 1995, respectively. The balance of the sales increase was attributable to the 80 new stores (net of one store closure) opened subsequent to the end of the second quarter of 1994. The Company opened 29 stores in the first half of 1995, bringing the total number of stores open at the end of the second quarter to 448 compared with 368 stores at the end of the second quarter of 1994. The Company operated 24 customer service centers at the end of the second quarter of both 1995 and 1994. Comparable store sales in the future may be affected by competition from other stores and contract stationers, the opening of additional Office Depot stores or the expansion of the Company's contract stationer business in its existing markets, and general market conditions.

     Gross Profit. Gross profit as a percentage of sales was 22.6% during both the second quarter and first six months of 1995, compared with 23.3% and 23.0% during the second quarter and first six months of 1994, respectively. The decrease was primarily a result of an increase in sales of lower margin business machines and computers and an increase in paper costs. This decrease was partially offset by purchasing efficiencies gained through vendor volume discount programs which increased as purchasing levels continued to increase, and by leveraging occupancy costs through higher average sales per store. Gross margins are slightly higher in the contract stationer portion of the business due to a lower percentage of business machines and computer sales. Gross margins may fluctuate in both the retail and contract stationer business as a result of competitive pricing in more market areas, continued change in sales product mix and increased occupancy costs in certain new markets.

     Store and Warehouse Operating and Selling Expenses. Store and warehouse operating and selling expenses as a percentage of sales were 14.9% and 15.0% in the second quarter and first six months of 1995, respectively, compared with 15.4% in each of the comparable periods in 1994. Store and warehouse operating and selling expenses consist primarily of payroll and advertising expenses. Although the majority of these expenses vary proportionately with sales, there is a fixed cost component to these expenses such that, as sales increase within a given market area, store and warehouse operating and selling expenses should decrease as a percentage of sales. This benefit may not be fully realized, however, during periods when a large number of new stores and customer service centers are being opened, as new facilities typically generate lower sales than the average mature location, resulting in higher operating and selling expenses as a percentage of sales for such new facilities. This percentage is also affected when the Company enters large metropolitan market areas where the advertising costs for the full market must be absorbed by the small number of stores initially opened. As additional stores in these large markets are opened, advertising costs, which are substantially a fixed expense for a market area, should decrease as a percentage of sales. The Company has also continued a strategy of opening additional stores in existing markets. Although increasing the number of stores increases operating income in absolute dollars, this may have the effect of increasing expenses as a percentage of sales since the sales of certain existing stores in the market may initially be adversely affected. Warehouse expenses in the first six months of 1995 were adversely affected by additional costs incurred in the integration of the contract stationer warehouses. The integration is expected to be substantially completed by early 1996.

     Pre-Opening Expenses. Pre-opening expenses increased to $2,912,000 in the second quarter of 1995 from $1,973,000 in the comparable period in 1994, and to $6,164,000 in the six month period ended July 1, 1995 from $3,232,000 in the comparable 1994 period. Pre-opening expenses in 1995 include the costs associated with replacing six existing customer service centers with larger, more functional facilities. Additionally, the Company added 29 stores in the first six months of 1995, as compared with 17 stores in the comparable 1994 period. Pre-opening expenses currently are approximately $125,000 per store and $500,000 for a customer service center, and are predominately incurred during a six-week period prior to the opening of the store or a twelve-week period prior to the opening of a customer service center. Pre-opening expenses may vary based on geographical area and customer base being serviced. These expenses consist principally of amounts paid for salaries, occupancy costs and supplies. Since the Company's policy is to expense these items during the period in which they occur, the amount of pre-opening expenses in each quarter is generally proportional to the number of new stores or customer service centers opened or in the process of being opened during the period.

     General and Administrative Expenses. General and administrative expenses have decreased as a percentage of sales to 3.0% in the second quarter of 1995 from 3.4% in the comparable period in 1994, and to 2.9% in the first six months of 1995 from 3.1% in the comparable 1994 period. General and administrative expenses have decreased as a percentage of sales, primarily as a result of the Company's ability to increase sales without a proportionate increase in corporate expenditures. The Company's continued investment in its information systems should allow the Company to further reduce general and administrative expenses as a percentage of sales.

     Other Income and Expenses. The Company incurred net interest expense of $6,812,000 and $11,631,000 in the second quarter and first half of 1995, respectively, as compared with $3,774,000 and $7,234,000 in the comparable periods in 1994. This increase in interest expense is primarily due to funds borrowed under the Company's revolving credit agreement.

  FISCAL YEARS 1994, 1993 AND 1992

     Sales.  Sales increased to $4,266,199,000 in 1994 from $2,836,787,000 in
1993 and $1,962,953,000 in 1992. Sales in 1994 increased 50% from 1993 sales, of which approximately 3% was applicable to the additional week in the 1994 fiscal year. The increases in sales were due primarily to the 69 additional stores in 1994, the 67 additional stores in 1993 and the acquisitions of Eastman and Wilson in 1993. Sales in business machines and related supplies increased as a percentage of total sales over 1992 and 1993 sales in this category. The increases also were attributable to same store sales growth. Comparable store sales in 1994 for the 349 stores open for more than one year at December 31, 1994 increased 27% from 1993. Comparable store sales in 1993 for the 283 stores open for more than one year at December 25, 1993 increased 26% from 1992. Comparable store sales in the future may be affected by competition from other stores and contract stationers, the opening of additional Office Depot stores or the expansion of the Company's contract stationer business in existing markets, and general market conditions.

     Gross Profit. Gross profit as a percentage of sales of 23.0% was consistent during 1994, 1993 and 1992. Purchasing efficiencies gained through vendor volume discount programs, improved inventory loss experience and leveraging occupancy costs through higher average sales per store were offset by somewhat lower gross margins resulting from an increase in sales of lower margin business machines and computers. The Company's management believes that gross profit as a percentage of sales may fluctuate as a result of the expansion of its contract stationer base, the result of competitive pricing in more market areas, continued change in sales product mix and increased occupancy costs in certain new markets and in existing markets where the Company desires to add stores and customer service centers in particular locations to complete its market plan, and purchasing efficiencies realized as total merchandise purchases increase.

     Store and Warehouse Operating and Selling Expenses. Store and warehouse operating and selling expenses as a percentage of sales were 15.1% in 1994, 14.9% in 1993 and 15.4% in 1992. Store and warehouse operating and selling expenses, consisting primarily of payroll and advertising expenses, have increased in the aggregate due to the Company's expansion program. While the majority of these expenses vary proportionately with sales, there is a fixed cost component to these expenses such that, as sales increase within a given market area, store and warehouse operating and selling expenses should decrease as a percentage of sales. This benefit may not be fully realized, however, during periods when a large number of new stores and customer service centers are being opened, as new facilities typically generate lower sales than the average mature location, resulting in higher operating and selling expenses as a percentage of sales for new facilities. This percentage is also affected when the Company enters large metropolitan market areas where the advertising costs for the full market must be absorbed by the small number of stores initially opened. As additional stores in these large markets are opened, advertising costs, which are substantially a fixed expense for a market area, will be reduced as a percentage of sales. The Company has also continued a strategy of opening stores in existing markets. While increasing the number of stores increases operating income in absolute dollars, this also may have the effect of increasing expenses as a percentage of sales since the sales of certain existing stores in the market may initially be adversely affected.

     Pre-Opening Expenses. As a result of continued store openings, pre-opening expenses incurred were $11,990,000 in 1994, $9,073,000 in 1993 and $7,453,000 in
1992. Pre-opening expenses currently are approximately $125,000 per store and approximately $500,000 per customer service center, and are predominantly incurred during a six-week period prior to the opening of a store or a twelve-week period prior to the opening of a customer service center. Since the Company's policy is to expense these items during the period in which they occur, the amount of pre-opening expenses in each quarter is generally proportional to the number of new stores or customer service centers opened or in the process of being opened during the period.

     General and Administrative Expenses. General and administrative expenses as a percentage of sales were 3.0% in 1994, 3.4% in 1993 and 3.5% in 1992. General and administrative expenses include, among other costs, site selection expenses and store management training expenses, and therefore vary with the number of new store openings. General and administrative expenses have decreased as a percentage of sales, primarily as a result of the Company's ability to increase sales without a proportionate increase in corporate expenditures. The decrease is partially offset by the Company's increased commitment during 1993 and 1994 to improving the efficiency of its systems and significantly increasing its information systems' programming staff. While this increases general and administrative expenses in current periods, the Company believes the systems investment will provide benefits in the future. Additionally, general and administrative expenses have historically been higher in the contract stationer business than in the retail stores. The 1992 general and administrative expenses included expenses incurred in connection with the newly acquired Canadian operation, expenses related to Hurricane Andrew disaster relief efforts and the beginning of the significant investment in the ongoing program to upgrade the Company's information systems.

     Other Income and Expenses. During 1994, 1993 and 1992, interest expense was $18,096,000, $11,322,000 and $2,658,000, respectively. The increase in interest expense is primarily due to the subordinated debt issued in 1992 and 1993. In December 1992 and November 1993, the Company completed public offerings of zero coupon, convertible, subordinated debt raising net proceeds of approximately $146,000,000 and $185,000,000, respectively. As the Company has utilized the funds raised in its public offerings to fund its expansion, interest income has fluctuated. Interest income during 1994, 1993, and 1992 was $4,000,000, $4,626,000 and $1,393,000, respectively.

     Net Earnings. The Company recorded amortization of goodwill of $5,288,000, $1,617,000 and $49,000 in 1994, 1993 and 1992, respectively. The increase in 1993 was attributable to goodwill arising from the acquisitions of Wilson and Eastman. Goodwill amortization was higher in 1994, reflecting a full year of amortization arising from the Wilson and Eastman acquisitions.

     Earnings before income taxes and extraordinary credit were $178,930,000 in 1994, $115,950,000 in 1993 and $70,590,000 in 1992.

     The effective income tax rate for 1994 and 1993 was negatively impacted by nondeductible goodwill amortization. Additionally, the effective income tax rate for 1993 was negatively impacted by the increase in the Federal statutory rate. The effective income tax rate for all years was also impacted by the combining of certain acquired companies which had no provision for income taxes because they were organized as S corporations (as defined under income tax laws).

     Net earnings were $104,957,000 in 1994, $70,832,000 in 1993 and $46,641,000
in 1992. Net earnings for 1992 includes $1,396,000 of extraordinary credit from the utilization of net operating loss carryforwards. The increases in net earnings were attributable to the significant increases in sales without commensurate increases in expenses.

LIQUIDITY AND CAPITAL RESOURCES

     Since the Company's inception in March 1986, the Company has relied upon equity capital, convertible debt and borrowings under its working capital line of credit as the primary sources of its funds. The Company completed public offerings of zero coupon, convertible, subordinated debt in 1992 and 1993, raising net proceeds of approximately $146,000,000 and $185,000,000, respectively. In the first half of 1994, the Company registered approximately
10.5 million shares of Common Stock to be used for acquisitions, of which approximately 5.7 million shares were issued in 1994.

     Since the Company's store sales are substantially on a cash and carry basis, cash flow generated from operating stores provides a source of liquidity to the Company. Working capital requirements are reduced by vendor credit terms, which allow the Company to finance a portion of its inventory. The Company utilizes private label credit card programs administered and financed by financial services companies; this allows the Company to expand its retail sales without the burden of additional receivables. All credit card receivables sold to the financial service company under one program were sold on a recourse basis. Proceeds to the Company for such receivables sold with recourse were approximately $253,000,000, $185,000,000 and $138,000,000 in 1994, 1993 and
1992, respectively, and approximately $151,000,000 for the first six months of 1995. The outstanding balance of such receivables at July 1, 1995 was approximately $56,000,000. The Company has also utilized capital equipment financings to fund capital requirements.

     Sales made through the customer service centers are made under regular commercial credit terms, where the Company carries its own receivables. As the Company expands into servicing additional large companies in the contract stationer portion of its business, it is expected that the Company will carry a greater amount of receivables.

     The Company added (net of closures) 69 stores in 1994, 67 stores in 1993, and 56 stores in 1992. In the first half of 1995, the Company added (net of closures) 28 stores, as compared with 17 stores in the comparable 1994 period. Net cash provided by (used in) operating activities was $46,107,000, $86,226,000 and $(10,291,000) for 1994, 1993 and 1992,
respectively, and $(87,280,000) and $10,184,000 in the first six months of 1995 and 1994, respectively. As stores mature and become more profitable, and as the number of new stores opened in a year becomes a smaller percentage of the existing store base, cash generated from operations will provide a greater portion of funds required for new store fixed assets, inventories and other working capital requirements. Cash generated from operations will be affected by an increase in receivables carried without outside financing, and an increase in inventory at the stores and customer service centers as the Company continues to expand its sales in computers and business machines. The Company's increase in inventory balances in 1995 and 1994 over 1993 was primarily a result of new store and customer service center openings, as well as expanded efforts in computers and business machines. Capital expenditures are also affected by the number of stores and customer service centers opened or acquired each year and the increase in computer and other equipment at the corporate office required to support such expansion. Cash utilized for capital expenditures (including $22,000,000 for the corporate headquarters in 1994) was $171,810,000 in 1994, $104,568,000 in 1993 and $62,899,000 in 1992 and $98,100,000 and $70,996,000 for
the first six months of 1995 and 1994, respectively.

     The Company plans to open approximately 70 to 80 stores during 1995, of which 29 had been opened as of the end of the second quarter. The Company replaced six customer service centers during the first six months of 1995 and during the remainder of 1995 plans to replace four existing customer service centers, close three customer service centers, and add two additional customer service centers. Management estimates that the Company's cash requirements, exclusive of pre-opening expenses, will be approximately $1,700,000 for each additional store, which includes an average of approximately $900,000 for leasehold improvements, fixtures, point-of-sale terminals and other equipment in the stores, as well as approximately $800,000 for the portion of the store inventory that is not financed by vendors. The cash requirements, exclusive of pre-opening expenses, for a customer service center will be approximately $5,300,000, which includes an average of $3,100,000 for leasehold improvements, fixtures and other equipment and $2,200,000 for the portion of inventory not financed by vendors. In addition, management estimates that each new store and customer service center requires pre-opening expenses of approximately $125,000 and $500,000, respectively.

     During 1994, the Company's cash balance decreased by $110,065,000 and long- and short-term debt increased by $4,882,000. The cash balance at the end of 1993 was primarily attributable to the cash provided in the public debt offering at the end of 1993 which, together with cash from operations, was used during 1994 to primarily pay for fixed assets and inventories for the new stores. During the first six months of 1995, the Company's cash balance decreased approximately $2,129,000 and long- and short-term debt increased by approximately $173,392,000. The decrease in cash (and increase in long-term debt, reflecting primarily borrowings under its working capital facility) was primarily attributable to payments for fixed assets and inventories for new stores as well as payments for inventory mix changes resulting from an increase in business machines and computer sales and a build-up of paper inventory to protect against rising costs and product shortages.

     The Company has recently amended its credit agreement with its principal bank and a syndicate of commercial banks to provide for a working capital line of $300,000,000. The credit agreement provides that funds borrowed will bear interest, at the Company's option, at .3125% over the applicable LIBOR rate, 1.75% over the Federal Funds rate, at a base rate linked to the prime rate or at a competitive bid rate. The Company must also pay a fee of .1875% per annum on the total credit facility. The credit facility expires in June 2000. As of July 1, 1995, the Company had borrowed $191,430,000 under the credit facility. In addition to the credit facility, the bank has provided a lease facility to the Company under which the bank has agreed to purchase up to $25,000,000 of equipment from the Company and lease such equipment back to the Company. As of July 1, 1995, the Company had approximately $2,865,000 outstanding under this lease facility.

     The Company's management continually reviews its financing options. It is currently anticipated that the Company has the ability to finance its planned expansion through 1995 from cash on hand, funds generated from operations and this offering, equipment leased under the Company's lease facility and funds borrowed under the Company's amended credit facility. The Company may also consider alternative financing opportunities including the issuance of additional equity, debt or convertible debt, if market conditions make such alternatives financially attractive methods of funding the Company's short-term or long-term expansion. The Company's financing requirements in the future will be affected by the number of new stores and customer service centers opened, converted or acquired and additional receivables carried by the Company.

INFLATION AND SEASONALITY

     Although the Company cannot accurately determine the precise effects of inflation, it does not believe inflation has a material effect on sales or results of operations. The Company considers its business to be somewhat seasonal with sales generally higher during the first and fourth quarters of each year.

                                  THE COMPANY

     Office Depot, Inc., through its Retail Division, operates the largest chain of high-volume retail office supply stores in North America. Through its Business Services Division, the Company provides delivery services to small- and medium-size businesses and is a full-service contract stationer for medium- and large-size businesses throughout the United States. In fiscal 1994, the Company had sales of $4.3 billion and net earnings of $105 million and achieved annual growth rates in sales and net earnings of 41% and 57%, respectively, from fiscal 1990 through fiscal 1994. This growth has resulted principally from the opening and acquisition of new stores, comparable store sales increases averaging 19% per year, growth in the Company's Business Services Division and operating margin enhancement.

     The Company began its operations in 1986 with its first retail store. Currently, it operates 427 stores in 35 states and the District of Columbia and 23 stores in five Canadian provinces. These stores sell high-quality, brand-name office products at significant discounts primarily to small- and medium-size businesses. The Company's stores utilize a "warehouse" format and carry a wide selection of merchandise, including general office supplies, business machines and computers, office furniture and other business-related products.

     The Company's business strategy for its retail stores is to enhance the sales and profitability of its existing stores and to add new stores in locations where the Company can establish a significant market presence. Through expansion, the Company seeks to increase efficiencies in operations, purchasing, marketing and management. During 1994, the Company opened 71 new stores and closed two stores. The Company opened 29 new stores and closed one store during the first half of 1995 and intends to continue its rapid growth by opening 40 to 50 additional new stores during the remainder of 1995 and opening approximately 80 new stores in 1996. The Company's retail merchandising strategy is to offer customers a wide selection of brand-name office products at everyday low prices. The Company believes that its prices are significantly lower than those typically offered to small- and medium-size businesses by their traditional sources of supply. The Company is able to maintain its competitive pricing policy primarily as a result of the significant cost efficiencies achieved through its operating format and purchasing power. The Company buys substantially all of its inventory directly from manufacturers in large quantities. It does not utilize a central warehouse and maintains most of its inventory on the sales floors of its "no frills" stores.

     The Company's Business Services Division was formed in 1994 and provides delivery services to small-and medium-size businesses and full-service contract stationer services to medium- and large-size businesses. The delivery services are currently provided through 24 customer service centers (delivery centers and contract stationer warehouses) and certain retail stores. The Company's nationwide full-service contract stationer business, built primarily through the acquisition of eight contract stationers since 1993, provides next-day delivery of office products as well as value-added services to medium- and large-size businesses. This Division's sales exceeded $950 million in 1994. Through its contract stationer business, the Company sells its products primarily to medium- and large-size businesses (generally, organizations with over 75 white-collar employees), schools and other educational institutions and governmental agencies. The Company provides its customers access to a broad selection of office supplies and office furniture, as well as specialized resources and services designed to aid its customers in achieving improved efficiencies and significant reduction in their overall office supplies and office furniture costs. These efficiencies include electronic ordering, stockless office procurement and business forms management services (which reduce customer needs for office supplies storage facilities), desktop delivery programs (which reduce customer personnel requirements) and comprehensive product utilization reports.

     The Company's strategy for its Business Services Division is to build an integrated national operation to provide delivery services to small- and medium-size businesses and to increase its penetration in new and existing markets for its full service contract stationer business. The Company also seeks to continue to enhance its operating margins in this Division primarily through the conversion of businesses acquired by the Company into a national network of facilities providing high-level customer service. The Company is in the process of combining the operations of its 24 customer service centers, as well as the delivery functions at the retail stores. The integration of these operations is expected to be substantially completed by early 1996. During the first half of 1995, the Company replaced six customer service centers. During the remainder of

1995, the Company plans to replace four of its customer service centers with larger, more efficient facilities, close three customer service centers, and add two new customer service centers.

     Following is a brief description of the eight contract stationer acquisitions noted above:

     - In May 1993, the Company acquired the office supply business of Wilson Stationery & Printing Company ("Wilson"), a full service contract stationer with operations in Texas and North Carolina.

     - In September 1993, the Company acquired Eastman Office Products Corporation ("Eastman"), a full service contract stationer and office furniture dealer headquartered in California that operates primarily in the western United States.

     - In February 1994, the Company acquired L.E. Muran Co., Inc. ("Muran") based in Boston and Yorkship Press, Inc. ("Yorkship") servicing customers in Philadelphia and southern New Jersey.

     - In May 1994, the Company acquired Midwest Carbon Company ("Midwest"), based in Minneapolis, and Silvers, Inc. ("Silvers"), based in Detroit.

     - In August 1994, the Company acquired J.A. Kindel Company ("Kindel"), based in Cincinnati, and Allstate Office Products, Inc. ("Allstate"), based in Tampa.

     Each of the 1994 acquisitions was accounted for on a "pooling of interests" basis and, accordingly, the financial data, statistical data, financial statements and discussions of financial and other information included or incorporated by reference herein for periods prior to the acquisitions have been restated to reflect the financial position, results of operations, and other information relating to these companies for all periods presented. No affiliations existed between the Company and any of the acquired companies prior to the acquisitions.

     Beginning in 1994, the Company has entered into joint ventures and licensing arrangements for the operation of retail office supply stores under the Office Depot(R) name in Colombia, Israel, Mexico and Poland. In June 1995, the Company entered into a joint venture agreement with Carrefour to own and operate retail office supply stores in France using a format similar to that utilized by the Company in its U.S. stores. The joint venture is owned 50% by Carrefour and 50% by the Company. The joint venture currently plans to open its first store in France in mid-1996.

OFFICE PRODUCTS INDUSTRY

     The office products industry is comprised of three broad categories of merchandise: office supplies, office machines and microcomputers, and office furniture. These products are distributed through different and sometimes overlapping channels of distribution, including manufacturers, distributors, dealers, retailers and catalog companies.

     The retail office products industry, through which smaller businesses have traditionally purchased office products, continues to be highly fragmented with few regional or national chains and is typified by stores that do not stock a full range of office products. Retail sales of office products in the United States are made primarily through office product dealers, which generally operate one or more retail stores and utilize a central warehouse facility. Dealers purchase a significant portion of their merchandise from national or regional office supply distributors who in turn purchase merchandise from manufacturers. Dealers often employ a commissioned sales force that utilizes the distributor's catalog, showing products at retail list prices, for selection and price negotiation with the customer. Contract bids are typically available to large businesses that are offered discounts equivalent to or greater than those offered by the Company. The Company believes that small- and medium-size businesses, however, have typically been able to obtain from dealers discounts on manufacturers' suggested retail list prices of only 20% or less. In addition, those businesses whose volume usage does not justify a dealer's one-to-one selling effort generally have been treated as retail customers and charged prices close to full retail list prices.

     High-volume office supply superstores have emerged throughout the United States targeting the smaller businesses that traditionally purchased from dealers by offering selection, service and low prices. These price advantages result primarily from direct, high-volume purchasing from manufacturers and warehouse retailing, thereby avoiding the distributor's mark-up and eliminating the need for a commissioned sales force and a central distribution facility. High-volume office products retailers typically offer substantial price savings to individuals and small- and medium-size businesses, which traditionally have had limited opportunities to buy at significant discounts from retail list prices.

     Larger customers have been, and continue to be, serviced primarily by full service contract stationers. These stationers traditionally serve larger businesses through commissioned sales forces, purchase in large quantities primarily from manufacturers and offer competitive pricing and customized services to their customers. The Company entered the full-service contract stationer portion of the office supply industry by acquiring eight contract stationers in 1993 and 1994.

MERCHANDISING AND PRODUCT STRATEGY

     The Company's retail merchandising strategy is to offer a broad selection of brand-name office products at everyday low prices. Each of the Company's stores offers a comprehensive selection of paper and paper products, filing supplies, computer hardware and software, calculators, copiers, typewriters, telephones, facsimile and other business machines, office furniture, art and engineering supplies and virtually every other type of office supply. Each of the Company's stores carries approximately 6,000 stock-keeping units (including variations in color and size). In the Business Services Division, each customer service center will carry the base store merchandise assortment plus approximately 5,000 additional items that the Company believes are required to meet the needs of its larger customers.

     The table below shows sales of each major product group as a percentage of total merchandise sales year-to-date 1995 and for the 1994, 1993 and 1992 fiscal years:

                                                       26 WEEKS        1994       1993       1992
                                                        ENDED         FISCAL     FISCAL     FISCAL
                                                     JULY 1, 1995      YEAR       YEAR       YEAR
                                                     ------------     ------     ------     ------
     General office supplies(1)....................       46.8%         48.1%      50.9%      53.4%
     Business machines and related supplies,
       computers and computer accessories(2).......       41.2          39.0       36.2       33.8
     Office furniture(3)...........................       12.0          12.9       12.9       12.8
                                                        ------        ------     ------     ------
                                                         100.0%        100.0%     100.0%     100.0%
                                                     =========         =====      =====      =====

- ---------------

(1) Includes paper, filing supplies, organizers, writing instruments, mailing supplies, desktop accessories, calendars, business forms, binders, tape, art supplies, books, engineering and janitorial supplies and revenues from the business services center located in each store.
(2) Includes calculators, adding machines, typewriters, telephones, cash registers, copiers, facsimile machines, safes, tape recorders, computers, computer diskettes, computer paper and related accessories.
(3) Includes chairs, desks, tables, partitions and filing and storage cabinets.

     The Company buys substantially all of its merchandise directly from manufacturers and other primary source suppliers. Products are generally delivered from manufacturers directly to the stores or warehouses. The Company operates eight cross-dock operations that receive bulk deliveries from certain vendors and sort and deliver merchandise to the Company's stores. The cross-dock operations enable the Company to realize savings from freight and handling charges and reduce store inventory levels. No single customer accounts for more than one percent of the Company's sales. The Company has no material long-term contracts or commitments with any vendor or customer. The Company has not experienced any difficulty in obtaining desired quantities of merchandise for sale and does not foresee any significant difficulties in the future.

     Initial purchasing decisions are primarily made at the corporate headquarters level by buyers who are responsible for selecting and pricing merchandise. Inventory levels are monitored and reorders for products are prepared by central replenishment buyers or "rebuyers" with the assistance of a computerized automatic replenishment system. This system allows buyers to devote more time to selecting products, developing new product lines, analyzing competitive developments and negotiating with vendors in order to obtain more favorable prices and product availability. Purchase orders to approximately 365 vendors are currently transmitted by electronic data interchange (EDI), which expedites orders and promotes accuracy and efficiency. The Company receives Advance Ship Notices (ASN) and invoicing via EDI from selected vendors and plans to expand this program to other vendors.

MARKETING AND SALES

     Retail. The Company's marketing programs are designed to attract new customers to visit its stores for the first time and to provide information to existing customers. The Company places advertisements with the major local newspapers in each of its markets. These newspaper advertisements are supplemented with local radio and television advertising and direct marketing efforts. During 1992, the Company launched a major national television advertising campaign utilizing the "Taking Care of Business" theme. The current series of television commercials is running on three national television networks and on ten national cable stations. All print advertisements, as well as catalog layouts, are created by the Company's in-house graphics department. The Company periodically issues catalogs featuring merchandise offered in its stores. The catalogs compare the manufacturer's suggested retail list price and the Company's price to illustrate the savings offered. The catalogs are distributed through direct mail programs and are available in each store. Upon entering a new market, the Company purchases a list of businesses for an initial mailing of catalogs. This list is continually refined and updated by incorporating the names of private label credit card holders and guarantee card holders and forms the basis of a highly targeted proprietary mailing list for updated catalogs and other promotional mailings.

     The Company's stores have a low price guarantee policy. Under this policy, the Company will match any competitor's lower price and give the customer 50% (up to $50) of the difference towards the customer's purchase. This program assures customers of always receiving the lowest price from the Company's stores even during periodic sales promotions by competitors. Monthly competitive pricing analyses are performed to monitor each market and prices are adjusted as necessary to adhere to this pricing philosophy and ensure competitive positioning.

     Delivery. The marketing program for the retail division provides the customer base for the delivery business to small- and medium-size businesses. For the contract stationer businesses, the Company acquires and maintains its customers primarily through its direct sales force operating out of approximately 70 local customer sales offices and the 24 customer service centers. The Company's sales force is divided between its office supplies and contract furniture divisions. All members of the Company's sales force are employees of the Company.

SERVICES

     Retail. The Company offers revolving credit terms to its customers through the use of private label credit cards. Every business customer can apply for one of these credit cards, which are issued without charge. Sales transactions using the private label credit cards are transmitted by computer to financial services companies, which credit the Company's bank account with the net proceeds within two days.

     The Company's stores each have a business services center, which offers self-service and high-volume photocopying as well as facsimile, printing, binding, typesetting and other business services.

     Delivery. The Company's small- to medium-size customers nationwide can place orders by telephone or facsimile using toll-free telephone numbers through the Company's order departments in south Florida and the San Francisco area. Orders received by the order departments are transmitted electronically to the store or customer service center nearest the customer for pick-up or delivery at a nominal delivery fee or free delivery with a minimum order size. Orders are packaged, invoiced and shipped for next-day delivery.

     The Company provides the office supplies purchasing departments of its medium- to large-size business customers with a wide range of services designed to improve efficiencies and reduce costs, including electronic ordering, stockless office procurement and business forms management services, desktop delivery programs and comprehensive product utilization reports. For contract stationer customers, the Company will typically sell on credit through an open account, although all credit options provided at the retail stores are also available to all delivery customers.

     The Company currently operates 24 regional customer service centers in 17 states. All delivery orders received from customers in these areas, whether through the Company's telephone centers, contract customer orders or at its stores, are handled through these facilities. The Company believes that these facilities enable it to provide improved delivery services on a more cost effective basis.

EXPANSION PROGRAM

  Retail Division. The Company's business strategy for its retail stores is to enhance the sales and profitability of its existing stores, and to add new stores in locations where the Company can achieve a significant market presence. The Company opened 71 new stores and closed two stores in 1994, and plans to open approximately 70 to 80 stores in 1995, of which 29 were open at the end of the second quarter. The Company plans to open approximately 80 stores in 1996.

                                                                           STORES
                                                   ------------------------------------------------------
                                                     OPEN                                         OPEN
                                                   BEGINNING                                       END
YEAR                                               OF PERIOD     OPENED/ACQUIRED     CLOSED     OF PERIOD
- ----                                               ---------     ---------------     ------     ---------
1990...........................................        99               75              1          173
1991...........................................       173               57              2          228
1992...........................................       228               58(1)           2          284
1993...........................................       284               68              1          351
1994...........................................       351               71              2          420
1995...........................................       420               29              1          448(2)

- ---------------

(1) Includes the acquisition of five stores in Canada.
(2) Second quarter 1995.

     Prior to selecting a new store site, the Company obtains detailed demographic information indicating business concentrations, traffic counts, population, income levels and future growth prospects. The Company's existing and scheduled new stores are located primarily in suburban strip shopping centers on major commercial thoroughfares where the cost of space is generally lower than at urban locations. Suburban locations are generally more accessible to the Company's primary customers, have convenient parking and facilitate delivery to customers and receipt of inventory from manufacturers. The Company expands by leasing existing space and renovating it according to its specifications or by constructing new space according to its specifications.

     Accomplishing the Company's expansion goals will depend on a number of factors, including the Company's ability to locate and obtain acceptable sites, open new stores in a timely manner, hire and train competent managers, integrate new stores into its operations, generate funds from operations and continue to access external sources of capital.

  Business Services Division. The Company's strategy for its Business Services Division is to build an integrated national operation to provide delivery services to small- and medium-size businesses and to increase its penetration in new and existing markets for the Company's full service contract stationer business. Beginning in 1993, the Company began developing a presence in the contract stationer portion of the office products industry by acquiring existing contract stationer businesses in selected markets. The Company is in the process of combining the operations of its contract stationer warehouses and delivery centers, as well as the delivery functions at the retail stores. The integration of these operations is expected to be substantially completed by early 1996. During the first half of 1995, the Company replaced six customer service centers. During the remainder of 1995, the Company plans to replace four of its existing customer service centers with larger, more efficient facilities, close three customer service centers, and add two additional customer service centers.

  New Opportunities. In addition to the Company's core business focus and expansion opportunities, the Company is also developing and testing new growth concepts including the following:

     - International -- Retail office supply stores operated under the Office Depot(R) name abroad, either through joint ventures or licensing arrangements. Beginning in 1994, a total of five such stores have been opened in Colombia, Israel and Mexico, and the Company expects additional stores to be opened in Colombia, Israel and Poland by year-end 1995 and in France by mid-1996.

     - Images(TM) -- Retail facilities which provide a range of business services including graphic design, printing, copying, shipping and fulfillment services in either a free standing facility or one adjacent to an Office Depot(R) retail store. One Images(TM) unit is currently open in south Florida, and two more openings are planned during the remainder of 1995.

     - Office Depot(R) "Megastores" -- 45,000-50,000 square foot Office Depot(R) retail stores with expanded assortments of furniture, computer software and accessories and general office supplies. The first megastore will open in August in Las Vegas. Additional megastore openings are planned for the fourth quarter of 1995, when the Company enters the New York metropolitan market.

     - Furniture Stores -- 15,000-20,000 square foot office furniture stores, either free standing or adjacent to an Office Depot(R) store, which offer a broad line of office furniture, office accessories and design services. The Company plans to open its first store in Texas in the fourth quarter of 1995.

     - Uptime Services -- Providers of a variety of technology support services which complement the Company's computer and business machine offerings, including on-site installation (at home or office), computer rentals and training, software support and product protection. The Company began offering these services to both United States and Canadian customers in July 1995.

STORE DESIGN AND OPERATIONS

     Retail. The Company's stores average approximately 25,000 square feet of space and conform to a model designed to achieve cost efficiency by minimizing rent and eliminating the need for a central warehouse. In 1994 the Company began operating larger stores of approximately 30,000 square feet. The larger stores accommodate additional merchandising of furniture, business machines, computers, software and accessories. Each store displays virtually all of its inventory on the sales floor according to a plan-o-gram that designates the location of each item in the store. The plan-o-gram is intended to ensure that merchandise is effectively displayed and to promote economy and efficiency in the use of merchandising space. On the sales floor, merchandise is displayed on pallets or in bins on 10 to 12 foot high industrial steel shelving that permits the bulk stacking of inventory and quick and efficient restocking. The shelving is positioned to form aisles large enough to comfortably accommodate customer traffic and merchandise movement. Additional efficiencies are gained by selling merchandise in multiple quantity packaging, which significantly reduces duplicate handling and stock costs.

     In all of the Company's stores, inventory that has not been bar coded by the manufacturer is bar coded in the receiving area and moved directly to the sales floor. Sales are processed through centralized check-out facilities, which transmit sales and inventory information on a stock-keeping unit basis to the Company's central computer system where this information is updated daily. Rather than individually price marking each product, merchandise is identified by its stock-keeping unit number with a master sign for each product displaying the product's price. As price changes occur, a new master sign is automatically generated for the product display and the new price is reflected in the check-out register, allowing the Company to avoid labor costs associated with price remarking.

     Delivery. The Company's customer service centers range from 13,000 to 378,000 square feet of space, while its more recently opened customer service centers average 150,000 square feet. Inventory is received and stocked in each center using an automated inventory tracking system. The Company is in the process of converting its customer service centers to an integrated system. Customer orders, placed via phone or electronically, are filled by the appropriate customer service center for next day delivery. The appropriate customer service center is determined by the Company's automated routing system and the order is filled by using both in-stock and wholesaler inventory.

MANAGEMENT INFORMATION SYSTEMS

     The Company employs an IBM ES9000 mainframe and multiple IBM System AS/400 computers and client/server technologies to aid in controlling its merchandising and operations. The systems include advanced software packages that have been customized for the Company's specific business operations. By integrating these environments the Company improved its ability to manage stock status, order processing, inventory replenishment and advertising maintenance. The Company is continuing its implementation of a multi-year strategy to upgrade and convert its systems to operate in an "open system" mainframe environment.

     Inventory data is entered into the computer system upon its receipt by the store and sales data is entered through the use of a point-of-sale or telemarketing system. The point-of-sale system permits the entry of sales data through the use of bar code scanning laser guns and also has a price "look-up" capability that permits immediate price checking and efficient movement of customers through the check-out process. Information is centrally processed at the end of each day, permitting a perpetual daily inventory and the calculation of average unit cost by stock-keeping unit for each store or warehouse. Daily compilation of sales and margin data permits the monitoring of sales, gross margin and inventory by item and product line, as well as the results of sales promotions. For all stock-keeping units, management has immediate access to on-hand daily unit inventory, units on order, current and past rates of sale, the number of weeks' sales for which quantities are on-hand and a recommended unit purchase reorder. Data from all the Company's stores is transmitted to the Company's headquarters on a daily basis.

     The Company is in the process of integrating the contract stationer businesses acquired over the last two years and its commercial delivery business into a national delivery network. This integration encompasses many systems, including order entry, warehouse management and routing, and is expected to be substantially complete by early 1996. This integrated system will allow a customer to place an order via phone or electronically. When the order is placed, the system determines the appropriate customer service center for delivery, looks up stock status of each item ordered and will automatically reserve the item for the customer or place it on order from the wholesaler. The wholesaler order is delivered to the customer service center the same day, enabling the Company to deliver the most complete order possible the next day. The Company believes that the complete implementation of these systems will enable it to aggressively grow its delivery business.

EMPLOYEES, STORE AND CUSTOMER SERVICE CENTER MANAGEMENT AND TRAINING

     As of July 24, 1995, the Company employed approximately 26,000 persons. Additional personnel will be added as needed to implement the Company's expansion program. The Company's goal is to promote as many existing employees into management positions as possible. Due to the rate of its expansion, however, for the foreseeable future the Company will continue to hire a portion of its management personnel from outside the Company.

     The Company's policy is to hire and train additional personnel in advance of new store and customer service center openings. In general, store managers have extensive experience in retailing, particularly with warehouse store chains or discount stores that generate high sales volumes. Each new store manager usually spends two to four months in an apprenticeship position at an existing store prior to being assigned to a new store. The Company's retail sales associates are required to view product knowledge videos and complete written training programs relating to certain products. The Company creates some of these videos and training programs while the remainder are supplied by manufacturers. Typically, customer service center managers have extensive experience in distribution operations. The Company grants stock options to certain of its employees as an incentive to attract and retain such employees.

     The Company has never experienced a strike or any work stoppage and management believes that its relations with its employees are good. There are no collective bargaining agreements covering any of the Company's employees.

COMPETITION

     The Company operates in a highly competitive environment. Its markets are presently served by traditional office products dealers that typically operate a central warehouse and one or more retail stores. The Company believes it competes favorably against these dealers, who purchase their products from distributors and generally sell their products at prices higher than those offered by the Company, because they generally offer small- and medium-size businesses discounts on manufacturers' suggested retail list prices of only 20% or less as compared to the Company's usual 30% to 60% discount to all customers. The Company also competes with wholesale clubs selling general merchandise, discount stores, mass merchandisers, conventional retail stores, catalog showrooms and direct mail companies. While these competitors generally charge small business customers lower prices than traditional office products dealers, they typically have a more limited in-stock product selection than the Company's stores and do not provide many of the services provided by the Company.

     Several high-volume office supply chains that are similar in concept to the Company in terms of store format, pricing strategy and product selection and availability also operate in the United States. The Company competes with these chains and wholesale club chains in substantially all of its current markets. The Company believes that in the future it will face increased competition from these chains as the Company and these chains expand their operations.

     In the contract stationer portion of the industry, principal competitors are national and regional full service contract stationers, national and regional office furniture dealers, independent office product distributors, discount superstores and to a lesser extent, direct mail order houses and stationery retail outlets. Certain office supply superstores are also developing a presence in the contract stationer portion of the business. The Company competes with these businesses in substantially all of its current markets.

     Some of the entities against which the Company competes, or may compete, are larger and have substantially greater financial resources than the Company. No assurance can be given that increased competition will not have an adverse effect on the Company. The Company believes it competes based on product price, selection, availability and service.

PROPERTIES

     As of July 31, 1995, the Company operated 427 stores in 35 states and the District of Columbia and 23 stores in five Canadian provinces. The Company also operates 24 customer service centers. The following table sets forth the locations of the Company's facilities.

                        NUMBER                            NUMBER                            NUMBER OF
                          OF                                OF                           CUSTOMER SERVICE
        STATE           STORES             STATE          STORES            STATE        DELIVERY CENTERS
- ---------------------  ---------     ------------------  ---------     ----------------  ----------------
Alabama                     8        Nevada                   4        Arizona                   1
Arizona                     2        New Mexico               2        California                5
Arkansas                    2        North Carolina          16        Colorado                  1
California                 84        Ohio                    10        Florida                   3
Colorado                   13        Oklahoma                 5        Georgia                   1
District of Columbia        2        Oregon                  10        Iowa                      1
Florida                    61        Pennsylvania             5        Maryland                  1
Georgia                    23        South Carolina           7        Massachusetts             1
Hawaii                      2        Tennessee                6        Michigan                  1
Idaho                       1        Texas                   49        Minnesota                 1
Illinois                   18        Virginia                 4        Nebraska                  1
Indiana                     9        Washington              13        New Jersey                1
Iowa                        1        West Virginia            1        North Carolina            1
Kansas                      4        Wisconsin                6        Ohio                      1
Kentucky                    3                                          Texas                     2
Louisiana                  11                                          Utah                      1
Maryland                   10        CANADA                            Washington                1
Michigan                   13        Alberta                  6
Minnesota                   4        British Columbia         5
Mississippi                 3        Manitoba                 2
Missouri                   12        Ontario                  8
Nebraska                    3        Saskatchewan             2

     All the Company's facilities are leased or subleased by the Company with lease terms (excluding renewal options exercisable by the Company at escalated rents) expiring between 1995 and 2015, except for 29 stores and four customer service centers that are owned by the Company. The owned facilities are located in eleven states, primarily Florida, Texas and two Canadian provinces. The Company operates its stores under the names Office Depot and The Office Place in Ontario, Canada. The Company currently operates its contract stationer businesses under the names Eastman Office Products, Wilson Business Products, L.E. Muran, Yorkship Business Supply, Silvers, Inc., J.A. Kindel Co., Midwest Business Products and Allstate Office Products.

     The Company's corporate offices in Delray Beach, Florida, containing approximately 350,000 square feet in two adjacent buildings, were purchased in February 1994.

     The Company's principal executive offices are located at 2200 Old Germantown Road, Delray Beach, Florida 33445; telephone (407) 278-4800.

LEGAL PROCEEDINGS

     The Company is involved in litigation arising in the normal course of its business. The Company believes that these matters will not materially affect its financial position or results of operations.

                              SELLING STOCKHOLDER

     Prior to the Offerings, Fourcar B.V. (the "Selling Stockholder"), an indirect, wholly-owned subsidiary of Carrefour, was the beneficial owner of 22,692,600 shares of Common Stock of the Company, constituting approximately 15% of the shares issued and outstanding. After the sale of its 13,500,000 shares in the Offerings, the Selling Stockholder will own 9,192,600 shares of Common Stock, constituting approximately 6% of the shares issued and outstanding.

     The shares of Common Stock offered hereby by the Selling Stockholder were acquired from Carrefour which originally acquired 8,100,000 shares of Common Stock from the Company through a wholly-owned subsidiary in June 1989 and later acquired an additional 6,435,000 shares from the Company through a wholly-owned subsidiary in April 1991. Additional shares have been purchased in the open market. See "Description of Common Stock -- Registration Rights." The Selling Stockholder has had one representative on the Board of Directors of the Company since its initial Common Stock acquisition in 1989.

                          DESCRIPTION OF COMMON STOCK

     The Company's authorized capital stock consists of 400,000,000 shares of Common Stock and 1,000,000 shares of Preferred Stock.

COMMON STOCK

     At July 27, 1995, there were 150,306,766 shares of Common Stock outstanding held by approximately 3,752 holders of record. At such date, approximately 12,662,712 shares of Common Stock were reserved for issuance upon the exercise of outstanding stock options and 16,571,975 shares of Common Stock reserved for issuance under the Liquid Yield Option Notes issued by the Company.

     The holders of Common Stock are entitled to one vote for each share on all matters submitted to a vote of stockholders and do not have cumulative voting rights in the election of directors. The holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of legally available funds. Upon liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets of the Company that are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of any Preferred Stock then outstanding. The holders of Common Stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares are fully paid and nonassessable. The rights, preferences and privileges of holders of Common Stock are subject to any series of Preferred Stock that the Company may issue in the future.

     The transfer agent for the Common Stock is Mellon Securities Trust Company, Pittsburgh, Pennsylvania.

REGISTRATION RIGHTS

     Pursuant to the Stock Purchase Agreement, dated June 21, 1989, between the Company and Carrefour (the "Carrefour Stock Purchase Agreement"), the Company has granted Carrefour and its subsidiaries certain registration rights covering all shares of Common Stock held by Carrefour and its subsidiaries (the "Carrefour Stock"). Under the Carrefour Stock Purchase Agreement, the Company can be required to file one registration statement on Form S-1 and three registration statements on Forms S-2 or S-3 covering the Carrefour Stock having a public offering price of at least $8,000,000 (or such lesser amount as shall constitute 100% of the Carrefour Stock). The Company has agreed to pay all registration expenses in connection therewith. These registration rights may be exercised at any time, and such registration rights terminate when all of the Carrefour Stock can be sold within a three-month period pursuant to Rule 144 under the 1933 Act, as amended (the "1933 Act"). Subject to certain limitations, whenever the Company proposes to register Common Stock under the 1933 Act, the Company may be required to include all or any portion of the Carrefour Stock in such registration at the Company's expense until such time as all of the Carrefour Stock can be sold within a three month period pursuant to Rule 144 under the 1933 Act.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the U.S. purchase agreement (the "U.S. Purchase Agreement"), the Company and the Selling Stockholder have agreed to sell to each of the underwriters named below (the "U.S. Underwriters") and each of the U.S. Underwriters, for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman, Sachs & Co., Prudential Securities Incorporated and The Robinson-Humphrey Company, Inc. are acting as the representatives (the "U.S. Representatives"), severally has agreed to purchase, the aggregate number of shares of Common Stock set forth opposite its name below.

                                                                            NUMBER OF
            UNDERWRITER                                                       SHARES
- ------------------------------------                                        ----------
Merrill Lynch, Pierce, Fenner & Smith
              Incorporated................................................
Goldman, Sachs & Co. .....................................................
Prudential Securities Incorporated........................................
The Robinson-Humphrey Company, Inc. ......................................

                                                                            ----------
          Total...........................................................  12,400,000
                                                                             =========

     The Company and the Selling Stockholder have also entered into a purchase agreement (the "International Purchase Agreement" and, together with the U.S. Purchase Agreement, the "Purchase Agreements") with Merrill Lynch International, Goldman Sachs International, Prudential-Bache Securities (U.K.) Inc. and The Robinson-Humphrey Company, Inc. acting as lead managers (the "Lead Managers") and certain other underwriters outside the United States and Canada (collectively, the "International Managers" and, together with the U.S. Underwriters, the "Underwriters"). Subject to the terms and conditions set forth in the International Purchase Agreement, the Company and the Selling Stockholder have agreed to sell to the International Managers, and the International Managers severally have agreed to purchase, an aggregate of 3,100,000 shares of Common Stock.

     In each Purchase Agreement, the Underwriters named therein have agreed, subject to the terms and conditions set forth in such Purchase Agreement, to purchase all of the shares of Common Stock being sold pursuant to such Purchase Agreement if any of the shares of Common Stock being sold pursuant to such Purchase Agreement are purchased. Under certain circumstances, under the Purchase Agreements, the commitments of non-defaulting Underwriters may be increased. Each Purchase Agreement provides that the Company and the Selling Stockholder are not obligated to sell, and the Underwriters named therein are not obligated to purchase, the shares of Common Stock under the terms of the Purchase Agreement unless all of the shares of Common Stock to be sold pursuant to the Purchase Agreements are contemporaneously sold.

     The U.S. Representatives have advised the Company that the U.S. Underwriters propose to offer the shares of Common Stock offered hereby to the public initially at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in
excess of $       per share of Common Stock, and that the U.S. Underwriters may allow, and such dealers may reallow, a discount not in
excess of $       per share of Common Stock on sales to certain other dealers.
After the initial public offering, the public offering price, concession and discount may be changed.

     The initial public offering price per share of Common Stock and the underwriting discount per share of Common Stock will be identical for both Offerings.

     The Company and the Selling Stockholder have been informed that the Underwriters have entered into an agreement (the "Intersyndicate Agreement") providing for the coordination of their activities. Pursuant to the Intersyndicate Agreement, sales may be made between the U.S. Underwriters and the International Managers of such number of shares of Common Stock as may be mutually agreed.

     The Company has granted options to the U.S. Underwriters and the International Managers, exercisable during the 30-day period after the date of this Prospectus, to purchase up to 1,860,000 and 465,000 additional shares of Common Stock, respectively, at the initial public offering price set forth on the cover page of this Prospectus, less the underwriting discount. The U.S. Underwriters may exercise this option only to cover over-allotments, if any, made on the sale of Common Stock offered hereby. To the extent the U.S. Underwriters or the International Managers exercise such options, each U.S. Underwriter or International Manager will be obligated, subject to certain conditions, to purchase the number of additional shares of Common Stock proportionate to such U.S. Underwriter's or International Manager's initial commitment.

     The Company, the Selling Stockholder and certain other stockholders of the Company have agreed not to sell or otherwise dispose of any shares of Common Stock or securities convertible into or exchangeable or exercisable for Common
Stock (except for the shares offered hereby) for a period of   days after the
date of this Prospectus without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representative of the U.S. Underwriters. The foregoing agreements are subject to certain exceptions.

     The Company has been informed that, under the terms of the Intersyndicate Agreement, the U.S. Underwriters and any dealer to whom they sell shares of Common Stock will not offer to sell or resell shares of Common Stock to persons who are non-U.S. or non-Canadian persons or to persons they believe intend to resell to persons who are non-U.S. or non-Canadian persons, and the International Managers and any bank, broker or dealer to whom they sell shares of Common Stock will not offer to sell or resell shares of Common Stock to U.S. persons or to Canadian persons or to persons they believe intend to resell to U.S. persons or to Canadian persons, except in the case of transactions pursuant to the Intersyndicate Agreement which, among other things, permits the Underwriters to purchase from each other and offer to resell such number of shares of Common Stock as the selling Underwriter or Underwriters and the purchasing Underwriter or Underwriters may agree.

     The Company and the Selling Stockholder have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the 1933 Act, or to contribute to payments the Underwriters may be required to make in respect thereof.

                                 LEGAL MATTERS

     Certain legal matters will be passed upon for the Company by Kirkland & Ellis, a partnership including professional corporations, Chicago, Illinois, for the Selling Stockholder by Arent Fox Kintner Plotkin & Kahn, New York, New York, and for the Underwriters by Brown & Wood, New York, New York.

                                    EXPERTS

     The consolidated financial statements and related financial statement schedule incorporated in this Prospectus by reference from the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1994 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

          ------------------------------------------------------------
          ------------------------------------------------------------

  NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDER OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE COMMON STOCK OFFERED HEREBY IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR SINCE THE DATES AS OF WHICH INFORMATION IS SET FORTH HEREIN.

                             ---------------------

                               TABLE OF CONTENTS

                                              PAGE
                                              ----
Available Information.......................     2
Incorporation of Certain Documents
  by Reference..............................     2
Prospectus Summary..........................     3
Use of Proceeds.............................     6
Common Stock Price Range and
  Dividends.................................     6
Capitalization..............................     7
Selected Financial Data.....................     8
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations................................     9
The Company.................................    15
Selling Stockholder.........................    24
Description of Common Stock.................    24
Underwriting................................    25
Legal Matters...............................    27
Experts.....................................    27

          ------------------------------------------------------------
          ------------------------------------------------------------

          ------------------------------------------------------------
          ------------------------------------------------------------
                              15,500,000 SHARES
                             [OFFICE DEPOT LOGO]
                                 COMMON STOCK
                         ---------------------------
                                  PROSPECTUS
                         ---------------------------
                             MERRILL LYNCH & CO.

                             GOLDMAN, SACHS & CO.

                      PRUDENTIAL SECURITIES INCORPORATED

                     THE ROBINSON-HUMPHREY COMPANY, INC.
                               AUGUST   , 1995
          ------------------------------------------------------------
          ------------------------------------------------------------

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                                                      [INTERNATIONAL PROSPECTUS]
                             SUBJECT TO COMPLETION
                   PRELIMINARY PROSPECTUS DATED JULY 31, 1995

PROSPECTUS

                              15,500,000 SHARES
                             [OFFICE DEPOT LOGO]
                                 COMMON STOCK
                            ---------------------

     Of the 15,500,000 shares of Common Stock of Office Depot, Inc. (the "Company") offered hereby, 2,000,000 shares are being sold by the Company and 13,500,000 shares are being sold by the Selling Stockholder. The Company will not receive any of the proceeds from the sale of the shares of Common Stock by the Selling Stockholder. See "Underwriting" and "Selling Stockholder."

     Of the 15,500,000 shares of Common Stock offered, 3,100,000 shares are being offered initially outside the United States and Canada by the International Managers and 12,400,000 shares are being offered in a concurrent offering in the United States and Canada by the U.S. Underwriters. The price to the public and aggregate underwriting discount per share are identical for both Offerings. See "Underwriting."

     The Common Stock is listed on the New York Stock Exchange under the symbol "ODP." On July 28, 1995, the closing sale price of the Common Stock on the New York Stock Exchange was $30 3/4 per share.

                             ---------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
 AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
  THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
   COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
     PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

- --------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------
                                                                                    PROCEEDS TO
                                      PRICE TO      UNDERWRITING    PROCEEDS TO       SELLING
                                       PUBLIC       DISCOUNT(1)      COMPANY(2)    STOCKHOLDER(2)
- --------------------------------------------------------------------------------------------------
Per Share.........................        $              $               $               $
- --------------------------------------------------------------------------------------------------
Total(3)..........................        $              $               $               $
- --------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------

(1) The Company and the Selling Stockholder have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) The Company has agreed to pay the expenses of the Offerings, which are estimated to be approximately $450,000.

(3) The Company has granted the International Managers and the U.S. Underwriters 30-day options to purchase from the Company up to 465,000 and 1,860,000 additional shares of Common Stock, respectively, solely to cover over-allotments, if any. If such options are exercised in full, the total Price to Public, Underwriting Discount and Proceeds to Company will be
     $       , $       and $       , respectively. See "Underwriting."

                             ---------------------

     The shares of Common Stock are offered by the several International Managers, subject to prior sale, when, as and if delivered to and accepted by them, subject to approval of certain legal matters by counsel for the International Managers and certain other conditions. The International Managers reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares will be made in
New York, New York on or about August   , 1995.

                             ---------------------

MERRILL LYNCH INTERNATIONAL LIMITED
        GOLDMAN SACHS INTERNATIONAL
                PRUDENTIAL-BACHE SECURITIES
                        THE ROBINSON-HUMPHREY COMPANY, INC.
                             ---------------------

                The date of this Prospectus is August   , 1995.

                                                      [INTERNATIONAL PROSPECTUS]

                CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS

     The following is a general discussion of certain anticipated United States federal income and estate tax consequences of the ownership and disposition of shares of Common Stock by non-U.S. holders. For purposes of this discussion, a "non-U.S. holder" is any person other than (i) a citizen or resident of the United States, (ii) a corporation or partnership created or organized in the United States or under the laws of the United States or of any State, or (iii) an estate or trust whose income is includible in gross income for United States federal income tax purposes regardless of its source. This discussion does not consider any specific facts or circumstances that may apply to a particular non-U.S. holder. Furthermore, the following discussion is based on current provisions of the Code and administrative and judicial interpretations of the Code as of the date hereof, all of which are subject to change (possibly on a retroactive basis).

     EACH PROSPECTIVE NON-U.S. HOLDER IS URGED TO CONSULT ITS OWN TAX ADVISER WITH RESPECT TO THE UNITED STATES FEDERAL INCOME AND ESTATE TAX CONSEQUENCES AND UNITED STATES STATE AND LOCAL TAX CONSEQUENCES OF OWNING AND DISPOSING OF SHARES OF COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION.

DIVIDENDS

     While the Company has not paid dividends to date, in general, any dividends paid to a non-U.S. holder by the Company will be subject to United States withholding tax at a 30% rate (or a lower rate prescribed by an applicable tax treaty) unless the dividends are either (i) effectively connected with a trade or business carried on by the non-U.S. holder within the United States, or (ii) if a tax treaty applies, attributable to a United States permanent establishment maintained by the non-U.S. holder. Dividends effectively connected with such trade or business or attributable to such permanent establishment generally will not be subject to withholding (if the non-U.S. holder files certain forms with the payor of the dividend) and generally will be subject to United States federal income tax at regular rates. In the case of a non-U.S. holder which is a corporation, such effectively connected income may also be subject to an additional "branch profits tax" (which is generally imposed on a foreign corporation on the repatriation from the United States of effectively connected earnings and profits). To determine the applicability of a tax treaty providing for a lower rate of withholding, dividends paid to an address in a foreign country are presumed under current Treasury regulations to be paid to a resident of that country. Treasury regulations proposed in 1984, which have not been finally adopted, however, would require non-U.S. holders to file certain forms to obtain the benefit of any applicable tax treaty providing for a lower rate of withholding tax on dividends.

GAIN ON DISPOSITION

     A non-U.S. holder generally will not be subject to United States federal income or withholding tax on any gain recognized on a disposition of a share of Common Stock unless (i) the Company is or has been a "U.S. real property holding corporation," as defined in Section 897(c)(2) of the Code, for United States federal income tax purposes (which the Company does not believe that it is or is likely to become) and the non-U.S. holder disposing of the share owned, directly or constructively, at any time during the five-year period preceding the disposition, more than five percent of the Common Stock; (ii) the gain is effectively connected with a trade or business carried on by the non-U.S. holder within the United States or, if a tax treaty applies, attributable to a United States permanent establishment maintained by the non-U.S. holder; (iii) in the case of a non-U.S. holder who is an individual, who holds the share as a capital asset and who is present in the United States for a substantial period of time in the taxable year of the disposition, either (a) such non-U.S. holder has a "tax home" (as defined for U.S. federal income tax purposes) in the United States and the gain from the disposition is not attributable to an office or other fixed place of business maintained by such non-U.S. holder outside of the United States or (b) the gain from the disposition is attributable to an office or other fixed place of business maintained by such non-U.S. holder in the United States; or (iv) the non-U.S. holder is subject to a tax pursuant to provisions of the Code applicable to certain United States expatriates.

                                                      [INTERNATIONAL PROSPECTUS]

FEDERAL ESTATE TAX

     Shares of Common Stock owned or treated as owned by an individual who is not a citizen or resident (as defined for United States federal estate tax purposes) of the United States at the time of death will be includible in the individual's gross estate for United States federal estate tax purposes unless an applicable estate tax treaty provides otherwise.

BACKUP WITHHOLDING AND INFORMATION REPORTING REQUIREMENTS

     The Company must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to, and the tax withheld with respect to, such holder. These information reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities in the country in which the non-U.S. holder resides. United States backup withholding tax (which generally is a withholding tax imposed at the rate of 31% on certain payments to persons that fail to furnish the information required under the United States information reporting requirements) will generally not apply to dividends paid on Common Stock to a non-U.S. holder at an address outside the United States.

     The payment of the proceeds from the disposition of Common Stock to or through the United States office of a broker will be subject to information reporting and backup withholding at a rate of 31% unless the owner, under penalties or perjury, certifies, among other things, its status as a non-U.S. holder, or otherwise establishes an exemption. The payment of the proceeds from the disposition of Common Stock to or through a non-U.S. office of a broker generally will, except as noted below, not be subject to backup withholding and information reporting. In the case of proceeds from a disposition of Common Stock paid to or through a non-U.S. office of a U.S. broker or paid to or through a non-U.S. office of a non-U.S. broker that is (i) a "controlled foreign corporation" within the meaning of Section 957(a) of the Code for United States federal income tax purposes or (ii) a person 50% or more of whose gross income from all sources for a certain three-year period was effectively connected with a United States trade or business, (a) backup withholding will not apply unless the broker has actual knowledge that the owner is not a non-U.S. holder, and (b) information reporting will not apply if the broker has documentary evidence in its files that the owner is a non-U.S. holder (unless the broker has actual knowledge to the contrary).

     Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder will be refunded (or credited against the non-U.S. holder's United States federal income tax liability, if any), provided that the required information is furnished to the IRS.

     The backup withholding and information reporting rules are currently under review by the Treasury Department, and their application to the Common Stock is subject to change.

                                                      [INTERNATIONAL PROSPECTUS]

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the international purchase agreement (the "International Purchase Agreement"), the Company and the Selling Stockholder have agreed to sell to each of the underwriters named below (the "International Managers") and each of the International Managers, for whom Merrill Lynch International Limited, Goldman Sachs International, Prudential-Bache Securities (U.K.) Inc. and The Robinson-Humphrey Company, Inc. are acting as the lead managers (the "Lead Managers"), severally has agreed to purchase, the aggregate number of shares of Common Stock set forth opposite its name below.

                                                                                NUMBER OF
                                   UNDERWRITER                                   SHARES
    --------------------------------------------------------------------------  ---------
    Merrill Lynch International Limited.......................................
    Goldman Sachs International...............................................
    Prudential-Bache Securities (U.K.) Inc. ..................................
    The Robinson-Humphrey Company, Inc. ......................................

                                                                                ---------
              Total...........................................................  3,100,000
                                                                                 ========

     The Company and the Selling Stockholder have also entered into a purchase agreement (the "U.S. Purchase Agreement" and, together with the International Purchase Agreement, the "Purchase Agreements") with Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman, Sachs & Co., Prudential Securities Incorporated and The Robinson-Humphrey Company, Inc. acting as representatives (the "U.S. Representatives") and certain other underwriters in the United States and Canada (collectively, the "U.S. Underwriters" and, together with the International Managers, the "Underwriters"). Subject to the terms and conditions set forth in the U.S. Purchase Agreement, the Company and the Selling Stockholder have agreed to sell to the U.S. Underwriters, and the U.S. Underwriters severally have agreed to purchase, an aggregate of 12,400,000 shares of Common Stock.

     In each Purchase Agreement, the Underwriters named therein have agreed, subject to the terms and conditions set forth in such Purchase Agreement, to purchase all of the shares of Common Stock being sold pursuant to such Purchase Agreement if any of the shares of Common Stock being sold pursuant to such Purchase Agreement are purchased. Under certain circumstances, under the Purchase Agreements, the commitments of non-defaulting Underwriters may be increased. Each Purchase Agreement provides that the Company and the Selling Stockholder are not obligated to sell, and the Underwriters named therein are not obligated to purchase, the shares of Common Stock under the terms of the Purchase Agreement unless all of the shares of Common Stock to be sold pursuant to the Purchase Agreements are contemporaneously sold.

     The Lead Managers have advised the Company that the International Managers propose to offer the shares of Common Stock offered hereby to the public initially at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess
of $     per share of Common Stock, and that the International Managers may allow, and such dealers may reallow, a discount not

                                                      [INTERNATIONAL PROSPECTUS]

in excess of $     per share of Common Stock on sales to certain other dealers.
After the initial public offering, the public offering price, concession and discount may be changed.

     The initial public offering price per share of Common Stock and the underwriting discount per share of Common Stock will be identical for both Offerings.

     The Company and the Selling Stockholder have been informed that the Underwriters have entered into an agreement (the "Intersyndicate Agreement") providing for the coordination of their activities. Pursuant to the Intersyndicate Agreement, sales may be made between the International Managers and the U.S. Underwriters of such number of shares of Common Stock as may be mutually agreed.

     The Company has granted options to the International Managers and the U.S. Underwriters, exercisable during the 30-day period after the date of this Prospectus, to purchase up to an aggregate of 465,000 and 1,860,000 additional shares of Common Stock, respectively, at the initial public offering price set forth on the cover page of this Prospectus, less the underwriting discount. The International Managers may exercise this option only to cover over-allotments, if any, made on the sale of Common Stock offered hereby. To the extent the International Managers or the U.S. Underwriters exercise such options, each International Manager or U.S. Underwriter will be obligated, subject to certain conditions, to purchase the number of additional shares of Common Stock proportionate to such International Manager's or U.S. Underwriter's initial commitment.

     The Company, the Selling Stockholder and certain other stockholders of the Company have agreed not to sell or otherwise dispose of any shares of Common Stock or securities convertible into or exchangeable or exercisable for Common
Stock (except for the shares offered hereby) for a period of   days after the
date of this Prospectus without the prior written consent of Merrill Lynch International Limited. The foregoing agreements are subject to certain exceptions.

     The Company has been informed that, under the terms of the Intersyndicate Agreement, the U.S. Underwriters and any dealer to whom they sell shares of Common Stock will not offer to sell or resell shares of Common Stock to persons who are non-U.S. or non-Canadian persons or to persons they believe intend to resell to persons who are non-U.S. or non-Canadian persons, and the International Managers and any bank, broker or dealer to whom they sell shares of Common Stock will not offer to sell or resell shares of Common Stock to U.S. persons or to Canadian persons or to persons they believe intend to resell to U.S. persons or to Canadian persons, except in the case of transactions pursuant to the Intersyndicate Agreement which, among other things, permits the Underwriters to purchase from each other and offer to resell such number of shares of Common Stock as the selling Underwriter or Underwriters and the purchasing Underwriter or Underwriters may agree.

     Each International Manager has agreed that (i) it has not offered or sold, and it will not offer or sell, directly or indirectly, any shares of Common Stock offered hereby in the United Kingdom by means of any document except in circumstances which do not constitute an offer to the public within the meaning of the Companies Act of 1985, (ii) it has complied and will comply with all applicable provisions of the Financial Services Act of 1986 with respect to anything done by it in relation to the Common Stock in, from or otherwise involving the United Kingdom, and (iii) it has only issued or passed on and will only issue and pass on to any person in the United Kingdom any document received by it in connection with the issuance of Common Stock if that person is of a kind who falls within Article 9(3) of the Financial Services Act of 1986 (Investment Advertisements) (Exemptions) Order 1988.

     The Company and the Selling Stockholder have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the 1933 Act, or to contribute to payments the Underwriters may be required to make in respect thereof.

     Purchasers of the shares offered hereby may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase, in addition to the offering price set forth on the cover page hereof.

                                                      [INTERNATIONAL PROSPECTUS]

                                 LEGAL MATTERS

     Certain legal matters will be passed upon for the Company by Kirkland & Ellis, a partnership including professional corporations, Chicago, Illinois, for the Selling Stockholder by Arent Fox Kintner Plotkin & Kahn, New York, New York, and for the Underwriters by Brown & Wood, New York, New York.

                                    EXPERTS

     The consolidated financial statements and related financial statement schedule incorporated in this Prospectus by reference from the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1994 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                                                      [INTERNATIONAL PROSPECTUS]

          ------------------------------------------------------------
          ------------------------------------------------------------

  NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDER OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE COMMON STOCK OFFERED HEREBY IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR SINCE THE DATES AS OF WHICH INFORMATION IS SET FORTH HEREIN.

                             ---------------------

                               TABLE OF CONTENTS

                                              PAGE
                                              ----
Available Information.......................     2
Incorporation of Certain Documents
  by Reference..............................     2
Prospectus Summary..........................     3
Use of Proceeds.............................     6
Common Stock Price Range and
  Dividends.................................     6
Capitalization..............................     7
Selected Financial Data.....................     8
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations................................     9
The Company.................................    15
Selling Stockholder.........................    24
Description of Common Stock.................    24
Certain United States Federal Tax
  Considerations............................    25
Underwriting................................    27
Legal Matters...............................    29
Experts.....................................    29

          ------------------------------------------------------------
          ------------------------------------------------------------

          ------------------------------------------------------------
          ------------------------------------------------------------
                              15,500,000 SHARES
                             [OFFICE DEPOT LOGO]
                                 COMMON STOCK
                         ---------------------------
                                  PROSPECTUS
                         ---------------------------
                                MERRILL LYNCH
                            INTERNATIONAL LIMITED

                         GOLDMAN SACHS INTERNATIONAL

                         PRUDENTIAL-BACHE SECURITIES

                            THE ROBINSON-HUMPHREY
                                COMPANY, INC.
                               AUGUST   , 1995
          ------------------------------------------------------------
          ------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following is a statement of estimated expenses of the issuance and distribution of the securities being registered (other than underwriting discounts and commissions), all of which are being paid by the registrant:

    Securities and Exchange Commission Registration Fee.......................  $169,416
    NASD Filing Fee...........................................................    30,500
    NYSE Listing Fees.........................................................    17,500
    Blue Sky Fees and Expenses (including attorneys' fees and expenses).......    10,000
    Printing and Engraving Expenses...........................................   110,000
    Transfer Agent and Registrar Fees and Expenses............................     2,000
    Accounting Fees and Expenses..............................................    35,000
    Legal Fees and Expenses...................................................    50,000
    Miscellaneous Expenses....................................................    25,584
                                                                                --------
              Total...........................................................  $450,000
                                                                                ========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The General Corporation law of the State of Delaware (the "Delaware Law") permits indemnification of directors, employees and agents of corporations under certain conditions and subject to certain limitations. Pursuant to the Delaware Law, the Company has included in its Restated Certificate of Incorporation and bylaws a provision to eliminate the personal liability of its directors for monetary damages for breach or alleged breach of their duty of care to the fullest extent permitted by Delaware Law and to provide that the Company shall indemnify its directors and officers to the fullest extent permitted by the Delaware Law. The Company believes that its charter and bylaw provisions are necessary to attract and retain qualified persons as directors and officers.

     The Company has obtained insurance policies under which the Company's directors and officers are insured, within the limits and subject to the limitations of the policies, against certain expenses in connection with the defense of certain actions, suits or proceedings, and certain liabilities which might be imposed as a result of certain actions, suits or proceedings, to which they are parties by reason of being or having been such directors or officers.

ITEM 16.  EXHIBITS.

     See Index to Exhibits.

ITEM 17.  UNDERTAKINGS.

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Delray Beach, State of Florida, on July 28, 1995.

                                          OFFICE DEPOT, INC.

                                          By:      /s/  DAVID I. FUENTE
                                            ------------------------------------
                                                      David I. Fuente
                                            Chairman and Chief Executive Officer

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints David I. Fuente and Barry J. Goldstein, and each of them, as true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including pre-effective and post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

                             *      *      *      *

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement and power of attorney have been signed on July 28, 1995, by the following persons in the capacities indicated:

                  SIGNATURE                                        CAPACITY
- ---------------------------------------------   ----------------------------------------------


                 /s/  DAVID I. FUENTE           Chairman of the Board and Chief Executive
- ---------------------------------------------     Officer
               David I. Fuente

              /s/  BARRY J. GOLDSTEIN           Executive Vice President -- Finance, Chief
- ---------------------------------------------     Financial Officer and Secretary
             Barry J. Goldstein


- ---------------------------------------------   Director
              Mark D. Begelman

                 /s/  DENIS DEFFOREY            Director
- ---------------------------------------------
               Dennis Defforey

                /s/  W. SCOTT HEDRICK           Director
- ---------------------------------------------
              W. Scott Hedrick

                /s/  JOHN B. MUMFORD            Director
- ---------------------------------------------
               John B. Mumford

                  SIGNATURE                                        CAPACITY
- ---------------------------------------------   ----------------------------------------------

                /s/  MICHAEL J. MYERS           Director
- ---------------------------------------------
              Michael J. Myers

                /s/  PETER J. SOLOMON           Director
- ---------------------------------------------
              Peter J. Solomon

             /s/  CYNTHIA COHEN TURK            Director
- ---------------------------------------------
             Cynthia Cohen Turk

                /s/  ALAN L. WURTZEL            Director
- ---------------------------------------------
               Alan L. Wurtzel

                               INDEX TO EXHIBITS

                                                                                       SEQUENTIALLY
EXHIBIT                                                                                  NUMBERED
NUMBER                                        EXHIBIT                                      PAGE
- -------       -----------------------------------------------------------------------  ------------
  *1.1   --   Form of U.S. Purchase Agreement........................................
  *1.2   --   Form of International Purchase Agreement...............................
              Restated Certificate of Incorporation of the Company, as amended to
   4.1   --   date...................................................................        (1)
   4.2   --   Bylaws of the Company..................................................        (2)
   4.3   --   Form of certificate representing shares of Common Stock................        (2)
  *5.1   --   Opinion of Kirkland & Ellis............................................
 *23.1   --   Consent of Kirkland & Ellis (included in Exhibit 5.1)..................
  23.2   --   Consent of Deloitte & Touche LLP.......................................
  24.1   --   Power of Attorney (included as pages II-3 and II-4)....................

- ---------------

  * To be filed by amendment.
(1) Incorporated by reference to the respective exhibit to the Company's Proxy Statement for its 1995 Annual Meeting of Stockholders.
(2) Incorporated by reference to the respective exhibit to the Company's Registration Statement No. 33-39473.